[redacted]

11016627

RECEIVED 2011 JUN 16 PM 3:05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spring Street Partners, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin (212) 832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

Park 80 West Plaza One (Address) Saddle Brook (City) NJ (State) 07663 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David J. Liptak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spring Street Partners, LP, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

Notary Public

Signature

General Securities Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spring Street Partners, L.P.
Consolidated Financial Statements
And Supplemental Information
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934
December 31, 2010

SPRING STREET PARTNERS, LP
AND SUBSIDIARY

Consolidated Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2010

SPRING STREET PARTNERS, L.P.
December 31, 2010

TABLE OF CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Spring Street Partners, L.P.

We have audited the accompanying consolidated statement of financial condition of Spring Street Partners, L.P., (the "Partnership") as of December 31, 2010, and the related consolidated statements of operations, changes in partners' capital and cash flows for the year then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2010 and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 2, the financial statements include investments in securities valued whose fair values have been estimated by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 25, 2011

SPRING STREET PARTNERS, L.P.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 54,683
Receivable from clearing brokers	2,549,614
Securities owned, at fair value	30,998,205
Receivable from affiliates	94,639
Interest and dividends receivable	101,509
Other assets	25,056
TOTAL CURRENT ASSETS AND TOTAL ASSETS	**$ 33,823,706**

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses payable	$ 208,219
Dividends payable	27,625
Payable to affiliates	18,737
TOTAL CURRENT LIABILITIES AND TOTAL LIABILITIES	254,581
PARTNERS' CAPITAL	33,569,125
COMMITMENT	
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 33,823,706

See Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, L.P.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Net realized and unrealized gain (loss) on:	
Securities transactions	$ 13,730,934
Commodities and foreign currencies	(512,115)
Interest, dividends and other	540,278
TOTAL REVENUES	13,759,097
EXPENSES:	
Interest expense	330,613
Registered representatives compensation	248,000
Professional fees, office and other	293,768
TOTAL EXPENSES	872,381
INCOME FROM CONTINUING OPERATIONS	12,886,716
LOSS ON DISCONTINUED OPERATIONS	(481,531)
NET INCOME	$ 12,405,185

See Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, L.P.
CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

	General Partner	Limited Partner	Total
BALANCE - January 1, 2010	**$ 341,845**	**$ 28,127,664**	**$ 28,469,509**
Contributions	-	640,000	640,000
Withdrawals - cash distributions	-	(1,626,432)	(1,626,432)
Distribution of interest in subsidiary	(88,755)	(6,230,382)	(6,319,137)
Net income	157,844	12,247,341	12,405,185
BALANCE - December 31, 2010	**$ 410,934**	**$ 33,158,191**	**$ 33,569,125**

See Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, L.P.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 12,405,185
(Increase) decrease in operating assets:	
Receivable from clearing broker	23,238,335
Securities, at fair value	(31,081,091)
Receivable from affiliate	(49,149)
Interest and dividends receivable	(101,509)
Other assets	(23,056)
	(8,016,470)
Increase (decrease) in:	
Accrued expenses payable	(195,971)
Dividends payable	27,625
Due to related party	18,737
Securities sold, not yet purchased, at fair value	(3,261,850)
	(3,411,459)
Net Cash Provided by Operating Activities	977,256
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	640,000
Capital withdrawals	(1,626,432)
Net Cash Provided by Financing Activities	(986,432)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(9,176)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**63,859**
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 54,683**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ **330,613**
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:	
Distribution of interest in subsidiary	$ **6,319,137**

See Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - ORGANIZATION:

Spring Street Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") The Partnership trades for its own account and specializes in hedged investment strategies, such as direct stock purchase plans, although the Partnership will also participate in other investment strategies. Spring Street Partners, Inc. and West Broadway Advisors, LLC (the "General Partners") are the General Partners of the Partnership. Unrealized changes in fair value are recognized in the period in which the change occurs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles Consolidation
The accompanying consolidated financial statements include the accounts of the Partnership and its two wholly-owned subsidiaries, West Broadway Interactive, LLC and GSC Financial, LLC ("GSC"). All significant intercompany balances and transactions have been eliminated.

Effective December 31, 2010, the Partnership's interest in GSC was distributed pro-rata to its participating partners. See **Note 10 – Discontinued Operations**.

Basis of Presentation
The Partnership keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Securities Transactions
Purchases and sales of securities owned, pledged to clearing broker and securities sold, not yet purchased and the related revenues and expenses are recorded on a trade-date basis. Substantially, all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed to the Partnership for unsettled securities transactions or amounts maintained on deposit. Unrecognized changes in fair value are recognized in the period in which the change occurs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Securities Owned, at fair value and valuation:

The Partnership utilizes the fair value measurements standard to account for its investments. Under this standard, various inputs are used in determining the value of the Partnership's investments. These inputs are summarized in the three broad levels listed below:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Investments are carried at estimated fair value as determined by the General Partner. Fair value is generally defined as the amount that the Partnership could reasonably expect to receive for an investment in an orderly disposition on a current sale. Securities listed on a national securities exchange or quoted on NASDAQ are valued at their last sales price as of the last business day of the year (Level 1). Listed securities and over-the-counter securities with no reported sales on such date are valued at their last closing bid price (Level 1). The value determined for the Partnership's investment in Level 2 securities, which consist of convertible preferred stock, is based on the observable price for the underlying security. The fair values of private companies are estimated by the General Partner considering recent financings, significant changes in a company's prospects and overall market conditions (Level 3). The values determined for the Partnership's investments in these Level 3 securities are based upon available information at the time the good faith valuations are made and do not necessarily represent the amount which might ultimately be realized, which could be higher or lower than the reported fair value.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Amounts held in foreign denominations are converted into US dollars based on current exchange rates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and receivables from clearing brokers. The Partnership maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Amounts receivable from clearing brokers consist predominately of cash, commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing brokers maintain insurance for amounts in excess of the federal limits.

Interest and Dividends

Interest income is recognized on the accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

Income Taxes

The Partnership has elected to be taxed as a general partnership. As such, the Partnership is not subject to federal, state and local income taxes. Accordingly, no provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of taxable income.

The Partnership has adopted the provisions of FASB ASC 740-10-05, *"Accounting for Uncertainty in Income Taxes"*. The ASC clarifies the accounting for uncertainty in incomes taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2010 and 2009, the Partnership had no material unrecognized tax benefits.

The Partnership files Federal and New York income tax returns subject to statutes of limitations. The 2007 through 2009 tax years generally remain subject to examination by Federal and New York tax authorities.

NOTE 3 – RECEIVABLES FROM CLEARING BROKERS:

Amounts receivable from clearing brokers at December 31, 2010 consist of the following:

Clearing deposit	$ 250,000
Due from clearing broker	1,878,290
Due from comodities broker	214,656
Futures open trade equity	(56,130)
Options market value at commodities broker	211,700
Due from other brokers	51,098
Total	$ 2,549,614

NOTE 4 - INVESTMENTS AND RELATED RISKS:

The following are the Partnership's major categories of assets measured at fair value on a recurring basis at December 31, 2010, categorized by the abovementioned fair value hierarchy and also by denomination:

	Assets at fair value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets				
Common Stock	$ 2,968,869	$ -	$ -	$ **2,968,869**
Treasury Note	-	15,370,872	-	**15,370,872**
Convertible Preferred	-	11,558,464	1,100,000	**12,658,464**
Total Assets	$ 2,968,869	$ 26,929,336	$ 1,100,000	$ **30,998,205**

The following is a reconciliation of the beginning and ending balances for the Fund's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

Balance, Janauary 1, 2010	$ 1,607,291
Change in unrealized depreciation	(250,000)
Distributed to partners	(257,291)
Balance, December 31, 2010	**$ 1,100,000**

NOTE 4 - INVESTMENTS AND RELATED RISKS (CONTINUED):

The Partnership is subject to foreign currency fluctuation risk for its net foreign currency investment at any time. As of December 31, 2010, the Partnership's investments denominated in foreign currencies consisted of an investment in an Entity (the "Entity") whose shares are denominated in New Zealand Dollars (NZD). The ultimate owner of the General Partners as well as the majority limited partner of the Partnership is on the Board of Directors of this Entity. The investment is evaluated using quoted prices on an active market, however, the Partnership owns 25% of the total number of beneficial common shares outstanding of the Entity and the price the Entity would receive in a block sale may differ from the quoted price. The investment consists of the following:

	Shares Owned	Fair Value	Investment Income
Common Stock	5,507,403	$ 2,917,729	$ 1,754,521
Convertible Preferred	21,880,000	11,558,464	7,579,241
Total	**27,387,403**	**$ 14,476,193**	**$ 9,333,762**

In March 2010, the Partnership has extended a revolving line of credit facility to the Entity in the amount of $1,000,000. The line of credit bears interest at a fixed rate of 9.50% per annum on outstanding borrowings plus a 0.5% per annum commitment fee on the unused portion, paid quarterly in arrears. The facility matures in September 2011 and is secured by the accounts receivable of the Entity. There have been no borrowings made on this facility.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Partnership enters into futures and options contracts as part of its overall risk trading strategy. As of December 31, 2010, the Partnership was long and short options on US equity indices with a notional value of $6,842,000 and $3,132,500 respectively and with a fair value of $211,700. The Partnership was also short a major US equity index futures contract with a notional value of $3,759,000 and a fair value of ($88,050) and a wheat future with a notional value of $832,000 and a fair value of $31,920. During the year ending December 31, 2010, the Partnership recorded approximately $506,000 of losses on equity futures and a $32,000 unrealized loss on commodities futures.

NOTE 5 – PAYABLES TO AFFILIATES:

The Partnership receives advances from and makes advances to affiliated entities. The balance due to affiliates at December 31, 2010 is $18,737.

NOTE 6 - PARTNERSHIP TERMS:

Under the terms of the limited partnership agreement, net profits and losses are allocated among the partners in proportion to their capital balances. Certain partners share in the net revenues of specific trading strategies. No partners are charged either a management fee or incentive allocation.

NOTE 7 - NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2010, the Partnership had net capital of $15,483,022 which exceeded its minimum net capital requirement of $100,000 by $15,383,022 and its ratio of aggregate indebtedness to net capital was 0.02 to 1.

NOTE 8 - RESERVE AND POSSESSION OR CONTROL REQUIREMENTS:

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3 under SEC Rule 15c3-3(k)(2)(ii).

NOTE 9 - COMMITMENT:

The Partnership rents office space from a professional firm, one of whose partners is an officer of the Partnership. The rent for the year ended December 31, 2010 was $18,050.

SPRING STREET PARTNERS, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 10 - DISCONTINUED OPERATIONS:

The partnership interests associated with GSC, which engaged in a livestock operation, were distributed to the partners participating in this activity effective December 31, 2010. As a result of this transaction, the loss incurred by GSC for the year ended December 31, 2010 is shown as a loss from discontinued operations. The value of partnership interests distributed under this arrangement was $6,319,137.

Revenues and expense for the year ended December 31, 2010 were as follows:

Revenues	$	85,003
Expenses		566,534
Net Loss	$	(481,531)

The Partnership is the guarantor of a revolving line of credit of GSC of up to $4,000,000, which is secured by most of the assets of GSC. Approximately $3,500,000 was outstanding on this line of credit as of December 31, 2010. GSC's total assets securing this line of credit exceeded $12,000,000.

NOTE 11 – SUBSEQUENT EVENT:

The Partnership has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued. For the period January 1, 2011 through February 25, 2011, withdrawals of $367,250 were made.

SPRING STREET PARTNERS, L.P.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL	
Total partners' capital	$ 33,569,125
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	(15,781,743)
Other deductions	(1,605,000)
Net capital before haircuts on securities positions	16,182,382
Haircuts on securities positions	
Exempted securities	691,689
Equity securities	7,671
	699,360
NET CAPITAL	$ 15,483,022
Minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness	$ 100,000
EXCESS NET CAPITAL	$ 15,383,022
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 254,581
Ratio of aggregate indebtedness to net capital	0.0164

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Partnership and included in its initial unaudited Part II A Focus Report as of December 31, 2010.

EXEMPTION PROVISION UNDER RULE 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 under sub-paragraph (k)(2)(ii) as all customer accounts, as defined, are carried by other clearing brokers.

RotenbergMeril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Spring Street Partners, L.P.

In planning and performing our audit of the financial statements of Spring Street Partners, L.P. (the "Partnership"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 25, 2011

Spring Street Partners, L.P.
Independent Auditors' Report
On Form SIPC-7T
For the Period January 1, 2010
Thru December 31, 2010

SPRING STREET PARTNERS, L.P.

INDEPENDENT AUDITORS' REPORT
ON FORM SIPC-7T

FOR THE PERIOD JANUARY 1, 2010
THRU DECEMBER 31, 2010

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT ON FORM SIPC-7T

To the Partners of
Spring Street Partners, L.P
488 Madison Avenue
New York, NY 10022-5704

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended April 1, 2010 thru December 31, 2010, which were agreed to by Spring Street Partners, L.P (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (cash disbursement register) entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, to the Company's reconciliation of the amounts reported in Form SIPC-7T for the period from January 1, 2010 thru December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided by the Company noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied, if any, to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, NJ
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048617 FINRA DEC
SPRING STREET PARTNERS LP 8*8
488 MADISON AVE 21ST FL
NEW YORK NY 10022-5701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GARY R PURWIN (212) 832-1110

2. A.	General Assessment (item 2e from page 2)	$ 12078.56
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(7448.09)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4630.47
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4630.47
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SPRING STREET PARTNERS LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FIN-OP
(Title)

Dated the 25 day of 2, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13397944

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. 405599

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 405599

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 8637926

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 334193

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 334193

Total deductions ______

2d. SIPC Net Operating Revenues $ 4831424

2e. General Assessment @ .0025 $ 12078.56

(to page 1, line 2.A.)

SIPC-6
(33-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6
(33-REV 6/10)

For the first half of the fiscal year ending 6/30, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SSP

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 7448.09

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due 7448.09

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

C. Total assessment and interest due $ 7448.09

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 7448.09

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Dated the ______ day of ______________, 20 ____.

(Authorized Signature)

(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) 4367874 + 5978309 $ 10346183

1600.450

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ________

(2) Revenues from commodity transactions. 90173

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. 6975870

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 300904

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $________

Enter the greater of line (i) or (ii) 300904

Total deductions 7366947

2d. SIPC Net Operating Revenues $ 2979236

2e. General Assessment @ .0025 $ 7448.09

(to page 1 but not less than $150 minimum)

Spring Street Partners L.P.
Schedule of Assessment Payments - SIPC
Relating to the Assessment Period
January 1, 2010 to December 31, 2010

Payment Date	Amount	SIPC Collection Agent To Whom Mailed
	-	Plus: Overpayment applied from prior year
7/19/2010	7,448	SIPC Form 6
2/25/2011	4,630	SIPC Form 7
	12,078	Total Payments
	-	Less: Overpayment carried forward to next year
	-	Balance as of December 31, 2010

See Accountants Report

1021

SPRING STREET PARTNERS LP 12-07
515 MADISON AVE. 22 FLOOR
NEW YORK, NY 10022-5403

DATE 2/25/11

1-2/210 431

PAY TO THE ORDER OF SIPC $ 4630 47/xx

FOUR THOUSAND SIX HUNDRED THIRTY AND 47/xx DOLLARS

Security Features Included. Details on Back.

JPMorgan
JPMorgan Chase Bank, N.A.
New York, New York 10017

FOR

⑈001021⑈ ⑆021000021⑆ 7540[illegible]3⑈